SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(B)(C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                            (Amendment No._____) (1)


                              Derma Sciences, Inc.
                            ------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                        ---------------------------------
                         (Title of Class of Securities)


                                    249827106
                                 ---------------
                                 (CUSIP Number)




----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the propose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------
CUSIP No.         249827106                               13G
----------------------------------------

-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS

                           Redwood Asset Management

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                           None (foreign entity)

-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                 (b) [ ]

-------- -----------------------------------------------------------------------
3.       SEC USE ONLY


-------- -----------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           Norway


---------------------- ------- -------------------------------------------------
                       5.      SOLE VOTING POWER
      NUMBER OF                500,000

       SHARES          ------- -------------------------------------------------
                       6.      SHARED VOTING POWER
    BENEFICIALLY

      OWNED BY         ------- -------------------------------------------------
                       7.      SOLE DISPOSITIVE POWER
        EACH                   500,000

      REPORTING        ------- -------------------------------------------------
                       8.      SHARED DOSPOSITIVE POWER
     PERSON WITH

--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           500,000

-------- -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*
                                                                          [ ]
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW 9

                           9.87%

-------- -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

                           00 (Passive Investor as defined in Rule 13d-1(c))

-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1

1(A)    NAME OF ISSUER:

        Derma Sciences, Inc.

1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        214 Carnegie Center, Suite 100, Princeton, New Jersey 08540

ITEM 2

2(A)    NAME OF PERSON FILING:

        Redwood Asset Management

2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        Ovre Ullorn Terrasse 32, 0358, Norway

2(C)    CITIZENSHIP:

        Not Applicable

2(D)    TITLE OF CLASS OF SECURITIES:

        This statement covers a total of 500,000 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of the Issuer. The Reporting Person as of the date hereof holds an aggregate of: (i) 250,000 shares of Series A Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Preferred Shares") which as of the date hereof are convertible into an aggregate of 250,000 shares of Common Stock, and (ii) warrants for the purchase of Common Stock (the "Warrants") which as of the date hereof may be exercised to purchase all or a portion of 250,000 shares of Common Stock at the per share price of $.90. The Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

2(E)    CUSIP NUMBER:

        249827106

ITEM 3  IF THIS  STATEMENT IS FILED PURSUANT TO RULE  13D-1(B),  OR  13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

3(a)    [ ] Broker or dealer registered under Section 15 of the Exchange Act.
3(b)    [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
3(c)    [ ] Insurance  company as defined in Section  3(3)(19)  of the  Exchange
            Act.
3(d)    [ ] Investment  company  registered  under  Section 8 of the  Investment
            Company Act.
3(e)    [ ] An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);
3(f)    [ ] An employee  benefit plan or endowment fund in accordance  with Rule
            13d-1(b)(1)(ii)(G);
3(g)    [ ] A parent holding  company or control person in accordance  with Rule
            13d-1(b)(1)(II)(G);
3(h)    [ ] A savings  association  as defined in  Section  3(b) of the  Federal
            Deposit Insurance Act;

3(i)    [ ] A church plan that is excluded from the  definition of an investment company under Section 3(c ) (14) of the Investment Company Act;
3(j)    [ ] Group in accordance with Rule 13e-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.[x]

ITEM 4  OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(A)    AMOUNT BENEFICIALLY OWNED:

        500,000 shares

4(B)    PERCENT OF CLASS:

        9.87%

4(C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)   Sole power to vote or to direct the vote:                 500,000
        (ii)  Shared power to vote or to direct the vote:                  None
        (iii) Sole power to dispose or to direct the disposition of:    500,000
        (iv)  Shared power to dispose or to direct the disposition of:     None

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not Applicable

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.

        Not Applicable

ITEM 10 CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such Securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               REDWOOD ASSET MANAGEMENT



                                               By: /s/ Morton Horness
                                                  -----------------------
                                                  Morton Hornness



May 7, 1998